Prospectus supplement dated June 1, 2016
to the following prospectus(es):
Nationwide DestinationSM All American Gold 2.0, Nationwide DestinationSM B 2.0, Nationwide DestinationSM EV 2.0, Nationwide DestinationSM L 2.0, and Nationwide DestinationSM Navigator 2.0 prospectus dated April 18, 2016
This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.
This Rate Sheet Supplement ("Supplement") should be read and retained with the prospectuses for Nationwide DestinationSM All American Gold 2.0, Nationwide DestinationSM B 2.0, Nationwide DestinationSM EV 2.0, Nationwide DestinationSM L 2.0, and Nationwide DestinationSM Navigator 2.0 (collectively, "Products"). If you need another copy of a Product prospectus please contact Nationwide's Service Center at 1-800-848-6331.
Nationwide is issuing this Supplement to provide the current:
•	Interest Anniversary Rate ("Rate") for the Combination Enhanced Death Benefit III Option; and
•	the Lifetime Withdrawal Percentages for the 7% Nationwide Lifetime Income Rider and Joint Option for the 7% Nationwide Lifetime Income Rider, and the Lifetime Withdrawal Percentages and Attained Age Lifetime Withdrawal Percentages for the Nationwide Lifetime Income Capture Option and the Joint Option for the Nationwide Lifetime Income Capture Option (collectively, the "Percentages").
The Rate and Percentages provided below apply only to applications signed between June 1, 2016 and June 30, 2016.
Rates and Percentages may be different for applications signed after June 30, 2016. Therefore, it is important that you have the most current Rate Sheet Supplement as of the date you sign the application. This Supplement replaces and supersedes any previous Rate Sheet Supplement and must be used in conjunction with the effective Products' prospectuses.
If your application was signed prior to the time period shown above, please refer to your contract for the Rates and/or Percentages that are applicable to your contract, or contact Nationwide's Service Center for the Rate and/or Percentages applicable to your contract. All Rate Sheet Supplements are available by contacting the Service Center, and also are available on the EDGAR system at www.sec.gov (file number: 333-177581).
Interest Anniversary Rate for the Combination Enhanced Death Benefit III Option
Interest Anniversary Rate
5%
7% Nationwide Lifetime Income Rider and Joint Option for the 7% Nationwide Lifetime Income Rider
Contract Owner's Age (at the time of the first Lifetime Withdrawal)	7% Nationwide Lifetime Income Rider's Lifetime Withdrawal Percentages*	Joint Option for the 7% Nationwide Lifetime Income Rider's Lifetime Withdrawal Percentages*
45 up to 59½	3.25%	3.00%
59½ through 64	4.25%	4.00%
65 through 74	5.25%	5.00%
75 through 80	5.75%	5.50%
81 and older	6.25%	6.00%
*	The Lifetime Withdrawal Percentage is determined based on the age of the Contract Owner at the time of the first Lifetime Withdrawal, or if the Joint Option is elected, the age of the younger spouse at the time of the first Lifetime Withdrawal. A Contract Owner will receive the greatest Lifetime Withdrawal Percentage only if he or she does not take a Lifetime Withdrawal prior to age 81.

Nationwide Lifetime Income Capture Option and Joint Option for the Nationwide Lifetime Income Capture Option
Contract Owner's Age (at the time of the first Lifetime Withdrawal)	Nationwide Lifetime Income Capture's Lifetime Withdrawal Percentages*	Joint Option for the Nationwide Lifetime Income Capture's Lifetime Withdrawal Percentages*
45 up to 59½	3.25%	3.00%
59½ through 64	4.25%	4.00%
65 through 74	5.25%	5.00%
75 through 80	5.75%	5.50%
81 and older	6.25%	6.00%
*	The Lifetime Withdrawal Percentage is determined based on the age of the Contract Owner at the time of the first Lifetime Withdrawal, or if the Joint Option is elected, the age of the younger spouse at the time of the first Lifetime Withdrawal. A Contract Owner will receive the greatest Lifetime Withdrawal Percentage only if he or she does not take a Lifetime Withdrawal prior to age 81.

Contract Owner's Age (on the Option Anniversary)	Nationwide Lifetime Income Capture's Attained Age Lifetime Withdrawal Percentages*	Joint Option for the Nationwide Lifetime Income Capture's Attained Age Lifetime Withdrawal Percentages*
45 up to 59½	3.25%	3.00%
59½ through 64	4.25%	4.00%
65 through 74	5.25%	5.00%
75 through 80	5.75%	5.50%
81 and older	6.25%	6.00%
*	The Attained Age Lifetime Withdrawal Percentage is determined based on the age of the Contract Owner on the Option Anniversary.
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